BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025- 7019 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SEOUL SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

January 17, 2014	WRITER’S DIRECT DIAL 650 473 2670

VIA EDGAR AND FEDEX	WRITER’S E-MAIL ADDRESS
jdepalma@omm.com

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director

Re:	Dicerna Pharmaceuticals, Inc. Registration Statement on Form S-1
(File No. 333-193150) Filed December 31, 2013

Dear Mr. Riedler:

Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Company”), is in receipt of the letter dated January 14, 2014 (the “Comment Letter”), including comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the registration statement on Form S-1 filed by the Company on December 31, 2013 (the “Registration Statement”). On behalf of the Company, we set forth below the responses of the Company to the Staff’s comments. The numbers associated with the headings and responses set forth below correspond to the numbered comments in the Comment Letter.

This letter is being submitted concurrently with an amendment to registration statement on Form S-1 filed with the Commission on the date hereof (the “Amendment No. 1”). We have also sent to your attention via FedEx courtesy copies of the Amendment No. 1 marked to show the changes to the Registration Statement.

Statistical Data and Market Information, page 41

1.	We note your response to our prior comment 11 and reissue the comment in part. We continue to believe your statement that you have not independently verified the accuracy or completeness of the data reflects as an inappropriate disclaimer of the information in the registration statement. Please remove this statement from your registration statement.

†	In association with Tumbuan & Partners

January 17, 2014 - Page 2

Response:

In response to the Staff’s comment, the Company has removed the statement from the cautionary note on page 41 of the prospectus included in the Amendment No. 1.

Use of Proceeds, page 42

2.	We note your response to comment 12 and reissue the comment in part. Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each specific purposes identified in the prospectus. We understand that the development of product candidates is subject to uncertainty, but that does not relieve you of your obligation to provide investors with your best estimate, based on reasonable assumptions, of the manner in which you will allocate investors’ funds. Please revise your use of proceeds discussion, accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the prospectus included in the Amendment No. 1.

Management’s Discussion and Analysis Critical Accounting Policies and Significant Judgments and Estimates Stock-based compensation and common stock valuation Stock Option Grants, page 57

3.	You granted 1.4 million options on September 24, 2013 in which you determined that the fair value of the common stock was $2.01 per share. Please address the following:

•	Disclose the factors contributing to the difference between the fair value of $3.42 on August 31, 2013 as disclosed on page 62 and $2.01 on September 24, 2013 as disclosed on pages 57 and F-21.

•	You state on page F-21 that on September 24, 2013, the Board of Directors approved the repricing of all of the then outstanding 24,811 stock options, to a new per-share exercise price of $3.42, which represented the current per-share fair market value. This disclosure appears to contradict the disclosure of the fair value being $2.01 per share on September 24, 2013 as disclosed on pages 57 and F-21.

•	Tell us why you believe the factors contributing to the decline in fair value from $15 per share at December 31, 2012 to $3.42 on August 31, 2013 explain the significant decline. Please substantiate each factor listed on page 62 attributing to this decline. For example, it is not clear why a delay in identifying product candidates would be a significant factor. In addition, it is unclear the basis for the assertion that the strength in private equity markets declined, particularly with respect to the biotech industry. Lastly, the preferred stock issuance at $7 per share, which was convertible into one share of common stock appears to indicate a much higher fair value per common share. Please advise.

January 17, 2014 - Page 3

•	Disclose the intrinsic value of the vested and unvested options based on the estimated IPO price.

•	Tell us why use of the back-solve method is appropriate for valuing your common stock at August 31, 2013. In this regard, tell us what percentage of the preferred stock was considered issued at arms’ length and why you believe the preferred stock was issued at arms’ length.

•	Please note that we will defer a final evaluation of stock compensation and related costs until an estimated IPO price has been provided.

•	Confirm that no additional equity issuances such as options, warrants, preferred stock, common stock, etc. were made subsequent to the latest filing or provide additional disclosure in that regard.

Response:

The Company respectfully advises the Staff that the board of directors of the Company determined that $3.42 per share calculated in the contemporaneous valuation as of August 31, 2013 was the fair value of common stock for the option grant on September 24, 2013. As disclosed on page F-21 of the Registration Statement, $2.01 was the weighted-average grant date fair value of stock options during the nine month ended September 30, 2013. The Company has corrected the cleric error in the table on page 58 of the prospectus included in the Amendment No. 1.

In response to the Staff’s comment in the third bullet point above, the Company has revised the disclosure on pages 62 and 63 of the prospectus included in the Amendment No. 1 to expand the discussion of each factor contributing to the decline in fair value of common stock from $15 per share as of December 31, 2012 to $3.42 per share as of August 31, 2013.

In response to the Staff’s comment in the fourth bullet point above, the Company has added the disclosure on page 58 of the prospectus included in the Amendment No. 1 to provide the intrinsic value of the vested and unvested options granted on September 24, 2013, December 4, 2013 and December 30, 2013, each with an exercise price of $3.42 per share, assuming that the midpoint of the estimated price range for the offering will be higher than $3.42 per share. The Company respectfully advises the Staff that the Company will calculate and disclose the amount of the intrinsic value once the estimated price range for the offering has been finalized.

In response to the Staff’s comment in the fifth bullet point above, the Company has revised the disclosure on page 62 of the prospectus included in the Amendment No. 1.

The Company acknowledges the Staff’s comment in the sixth bullet point above.

January 17, 2014 - Page 4

The Company acknowledges the Staff’s comment in the last bullet point above and respectfully advises the Staff that no equity issuances were made subsequent to the latest filing.

Business, page 69

4.	We note your response to our prior comment 14 and reissue this comment. Please expand your disclosure to indicate how other RNAi-inducing molecules are typically delivered and how the potency of other RNAi molecules is impacted by their number of conjugation points.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 71, 72 and 74 of the prospectus included in the Amendment No. 1.

Strategic Partnerships and Collaborations

KHK research collaboration and license agreement, page 84

5.	We note your response to our prior comment 16. Please expand your disclosure to provide the duration of the agreement if you do not exercise your option to co-promote an oncogene KRAS product in the U.S.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the prospectus included in the Amendment No. 1.

6.	We note your response to our prior comment 16. The percentage royalty payment that KHK may be obligated to pay on net sales under your collaboration agreement represents a material term of the agreement that should be disclosed to investors in the registration statement. To the extent that you seek confidential treatment for specific individual royalty percentages, we would be willing to accept disclosure of an applicable range of royalties, provided such range is within ten percentage points of the royalty percentage (e.g., “single digits,” “between 10 and 20 percent”). Please revise your disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the prospectus included in the Amendment No. 1 to provide the range of the royalty percentages. The Company respectfully advises the Staff that the Company will seek confidential treatment for specific individual royalty percentages set forth in the Research Collaboration and License Agreement dated as of September 21, 2009, by and between the Company and Kyowa Hakko Kirin Co., Ltd.

January 17, 2014 - Page 5

City of Hope License Agreement, page 85

7.	We note your response to our prior comment 17. Milestone payments under license agreements typically represent material payment obligations. Nonetheless, we are typically willing to grant confidential treatment for individual milestone amounts provided that the value of the maximum aggregate potential milestone payments is disclosed to investors. Please revise your disclosure to disclose the value of the maximum aggregate potential milestone payments you may be required to make under the agreement. Please also disclose the duration of your obligation to make royalty payments to COH.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the prospectus included in the Amendment No. 1 to provide the maximum aggregate potential milestone payments for each licensed product and the duration of the Company’s obligation to make royalty payments to COH.

In Licenses, page 87

8.	We note your response to our prior comment 19 and reissue the comment in part. Please revise your disclosure to disclose the value of the maximum aggregate potential milestone payments you may be required to make under the agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the prospectus included in the Amendment No. 1.

9.	We note your response to our prior comment 20. Please disclose the specific amount of aggregate potential milestone payments Carnegie may be entitled to receive under your agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the prospectus included in the Amendment No. 1.

Executive and Director Compensation, page 106

10.	Please revise your executive and director compensation disclosure to reflect the compensation awarded to named executive officers and directors during the most recently completed fiscal year ended December 31, 2013. Please also note that your Summary Compensation Table should continue to include the compensation awarded to NEOs in the fiscal year ended December 31, 2012. Please refer to Instruction 1 to Item 402(n) of Regulation S-K.

January 17, 2014 - Page 6

Response:

In response to the Staff’s comment, the Company has revised the disclosure from pages 107 to 112 of the prospectus included in the Amendment No. 1.

Principal Stockholders, page 119

11.	We note your response to our prior comment 25. Please revise the footnote with respect to the shares held by Abingworth Bioventures V, LP to include the information provided in your response in relation to the three-member investment committee and the absence of any individual with sole control or voting power over the shares.

Response:

In response to the Staff’s comment, the Company has revised the footnote on page 122 of the prospectus included in the Amendment No. 1.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of this letter as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (650) 473-2670.

Sincerely,

/s/ Jennifer A. DePalma

Jennifer A. DePalma, Esq.

of O’Melveny & Myers LLP

cc:	Douglas M. Fambrough, III, Ph.D., Dicerna Pharmaceuticals, Inc.

James E. Dentzer, Dicerna Pharmaceuticals, Inc.

Sam Zucker, Esq., O’Melveny & Myers LLP